Exhibit 99.1

PRESS RELEASE

For Immediate Release

ACI AIRPORT SUDAMÉRICA, S.A.

ANNOUNCES EXCHANGE OFFER AND CONSENT SOLICITATION FOR
ITS 6.875% SENIOR SECURED GUARANTEED NOTES DUE 2032

Montevideo, Uruguay; April 24, 2020 – ACI Airport Sudamérica, S.A. (the “Company”) announced today the commencement of an offer (the “Exchange Offer”) to repurchase and exchange any and all of its outstanding 6.875% Senior Secured Guaranteed Notes due 2032 in the original aggregate principal amount of U.S.$200,000,000 (the “Existing Notes”) for newly issued 6.875% Cash/7.875% PIK Senior Secured Guaranteed Notes due 2032 (the “New Notes”).

The New Notes will be issued pursuant to an amended and restated indenture (the “A&R Indenture”) that will amend and restate the indenture, dated as of May 7, 2015 (the “Existing Indenture”), under which the Existing Notes were issued. The terms of the New Notes will be substantially identical to the terms of the Existing Notes, except that:

(i)	interest and the principal amount of the New Notes will be repaid in 26 installments on May 29 and November 29 of each year, commencing on May 29, 2020; provided that for the period from and including the settlement date of the Exchange Offer, which unless extended by the Company is expected to be May 26, 2020 (the “Settlement Date”) to, and including, the payment date falling on May 29, 2021 (the “PIK Period”), the Company may elect not to pay in cash principal and interest due on the New Notes, and may instead (a) pay any interest due in kind by increasing the principal balance on the New Notes by the amount of such interest (such amount, “PIK Interest Payment”) and (b) defer any principal due (such amount, a “PIK Principal Payment”) with such deferred amounts to be repaid on a new amortization schedule. Upon such election (i) each remaining scheduled principal payment on the New Notes will be increased by a pro rata amount equal to such aggregate amount of principal deferred and interest paid in kind during the PIK Period, and (ii) the interest rate on the New Notes will be increased to 7.875% per annum, with respect to any interest period for which the Company has made such election;

(ii)	the Company has elected that no principal or interest will be paid in cash on the May 29, 2020 payment date with respect to the New Notes and each such payment will automatically be deemed a PIK Principal Payment and a PIK Interest Payment, as applicable;

(iii)	at any time and from time to time, the Company will have the right, at its option, to redeem the New Notes in an amount not to exceed the aggregate amount of all PIK Principal Payments and PIK Interest Payments then outstanding at a redemption price equal to: (a) 100% of the New Notes being redeemed, plus (b) accrued and unpaid interest and additional amounts, if any, to the redemption date; provided that the aggregate principal amount of any such redemption shall not be less than U.S.$1,000,000; and

(iv)	substantially all of the restrictive covenants and events of default and related provisions under the Existing Indenture will be eliminated solely with respect to the Existing Notes.

Concurrently with the Exchange Offer, the Company is also soliciting consents from holders of the Existing Notes (the “Consent Solicitation”) to certain proposed amendments to the Existing Indenture. The proposed amendments would provide, among others, for the issuance of the New Notes as additional notes under the Existing Indenture and would eliminate substantially all of the restrictive covenants and events of default and related provisions with respect to the Existing Notes (the “Proposed Amendments”). In addition, with respect to the Existing Notes and the New Notes, tendering Eligible Holders will be required to (A) waive the non-compliance (the “Waiver”) of certain distribution obligations of the Company and its subsidiaries, solely with respect to the May 29, 2020 payment date and (B) agree to forebear exercising remedies with respect to any events of default under the A&R Indenture that would result from such non-compliance (other than with respect to a payment default). Eligible Holders (as defined below) who validly tender their Existing Notes in the Exchange Offer will be deemed to give their consent to the Proposed Amendments and the Waiver pursuant to the Consent Solicitation.

Following the enactment of the Proposed Amendments, the Existing Notes and the New Notes will be secured on a pari passu basis by the collateral, except that the Existing Notes will have a debt service reserve account separate and independent from the debt service reserve account for the New Notes.

Eligible Holders (as defined below) who validly tender Existing Notes and deliver consents under the Consent Solicitation, and do not validly revoke such tenders and consents, on or prior to 5:00 p.m. (New York City time) on May 7, 2020, unless extended or earlier terminated by the Company in its sole discretion (the “Early Participation Deadline”) and whose Existing Notes are accepted for repurchase and exchange by the Company will receive the exchange consideration, which is equal to US$1,000 principal amount of New Notes (the “Exchange Consideration”) for each US$1,000 Outstanding Principal Amount (as defined below) of such Existing Notes validly tendered, and the early participation premium in cash of US$10 for each US$1,000 Outstanding Principal Amount of such Existing Notes validly tendered (the “Early Participation Premium”).

Eligible Holders whose Existing Notes are accepted for exchange will also be paid accrued and unpaid interest on such Existing Notes from, and including, the most recent date on which interest was paid on such Eligible Holder’s Existing Notes to, but not including, the Settlement Date (the “Accrued Interest”), payable on the Settlement Date. Accrued Interest will be paid entirely in additional principal amount of New Notes. Interest will cease to accrue on the Settlement Date for all Existing Notes accepted for repurchase and exchange in the Exchange Offer.

For purposes of determining the Exchange Consideration and the Early Participation Premium for any Existing Notes accepted for exchange, the “Outstanding Principal Amount” of such Existing Notes will be the original principal amount as of the original issuance date of such Existing Notes (the “Original Principal Amount”) multiplied by the Applicable Amortization Factor as of the Settlement Date. The “Applicable Amortization Factor” for any Existing Notes tendered in the Exchange Offer will be the quotient of (i)(A) the Original Principal Amount of such Existing Notes minus (B) the total principal payments repaid by the Company on such Existing Notes as of and including the close of business on the business day prior to the Settlement Date, divided by (ii) the Original Principal Amount of such Existing Notes.

Existing Notes tendered for repurchase and exchange may be validly withdrawn and the related Consents may be revoked at any time prior to 5:00 p.m. (New York City time) on May 7, 2020, unless extended by the Company in its sole discretion (the “Withdrawal Deadline”).

It is a condition to the Exchange Offer, among others, that at least 80% of the outstanding principal amount of the Existing Notes is validly tendered for exchange and not withdrawn, as further described in the Exchange Offer Memorandum (the “Minimum Exchange Amount Condition”).

At any time after the Withdrawal Deadline and before the Expiration Deadline (as defined below), if the Company received the consent from holders that hold an aggregate principal amount of Existing Notes sufficient to satisfy the Minimum Exchange Amount Condition, the Company may execute and deliver the A&R Indenture which will give effect to the Proposed Amendments and the Waiver that will be effective upon execution but will only become operative upon consummation of the Exchange Offer on the Settlement Date.

The Exchange Offer will expire at 11:59 p.m. (New York City time) on May 21, 2020 unless extended by the Company in its sole discretion (the “Expiration Deadline”). Eligible Holders must validly tender their Existing Notes and deliver their consents under the Consent Solicitation before the Expiration Deadline to be eligible to receive the Exchange Consideration.

The Exchange Offer and the Consent Solicitation are part of the Company’s plan to mitigate the impact of the unprecedented COVID-19 pandemic that has heavily impacted the global aviation sector which lead to a drastic reduction in passenger traffic.

The Exchange Offer is made, and the New Notes will be offered and issued, only (a) in the United States to holders of Existing Notes who are “qualified institutional buyers” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in reliance upon the exemption from the registration requirements of the Securities Act, and (b) outside the United States to holders of Existing Notes who are persons other than “U.S. persons” (as defined in Rule 902 under the Securities Act) in reliance upon Regulation S under the Securities Act and who are non-U.S. qualified offerees. Holders who have returned a duly completed eligibility letter certifying that they are within one of the categories described in the immediately preceding sentence are authorized to receive and review the Exchange Offer Memorandum and to participate in the Exchange Offer and the Solicitation (such Holders, “Eligible Holders”). Holders who desire to obtain and complete an eligibility letter should either visit the website for this purpose at www.dfking.com/aciairport, or call D.F. King & Co., Inc., the Information Agent and Exchange Agent for the Exchange Offer at (888) 541-9895 (toll-free) or (212) 269-5550 (all other calls) or email aciairport@dfking.com.

This press release does not constitute an offer to buy or the solicitation of an offer to sell the Existing Notes in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This press release does not constitute an offer to sell or the solicitation of an offer to buy the New Notes, nor shall there be any sale of the New Notes, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The New Notes will not be registered under the Securities Act or the securities laws of any state and may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act and applicable state securities laws.

None of the Company, the dealer manager, the trustee or any affiliate of any of them makes any recommendation as to whether Eligible Holders should tender or refrain from tendering all or any portion of the principal amount of such Eligible Holder’s Existing Notes for New Notes in the Exchange Offer or consent to any of the Proposed Amendments to the Existing Indenture in the Consent Solicitation. Eligible Holders will need to make their own decision as to whether to tender Existing Notes in the Exchange Offer and participate in the Consent Solicitation and, if so, the principal amount of Existing Notes to tender.

This press release is being issued pursuant to and in accordance with Rule 135e under the Securities Act.

For further information please contact:

Gimena Albanesi

Investor Relations

+5411-4852-6411

gimena.albanesi@caairports.com

ABOUT ACI AIRPORT SUDAMÉRICA, S.A.

The Company is the sole stockholder of Cerealsur S.A. (“Cerealsur”). Cerealsur is a holding company and through its wholly-owned subsidiary, Puerta del Sur S.A. (“PdS”), operates the Aeropuerto Internacional de Carrasco (“Carrasco International Airport”). PdS is also indirectly owned by Corporación América Airports S.A., the largest private sector airport concession operator in the world based on the number of airports under management. Since 2003, PdS has had the responsibility of administrating, operating, managing and maintaining the Carrasco International Airport. PdS has executed a comprehensive management agreement with the Uruguayan government by virtue of which PdS received the concession to operate the Carrasco International Airport. The Carrasco International Airport, located near Montevideo, is Uruguay’s largest airport in terms of passenger traffic and serves as the country’s primary gateway for international travel. The Company is committed to provide passengers the best travel experience, with the highest standard of quality and strategic actions that contribute to sustainable development and social responsibility. One of the most important milestones in the history of PdS, was the inauguration of the New Passenger Terminal in December 2009. The work has become a symbol of pride for all Uruguayans, positioning itself as the country’s main gateway. Since its opening it has been decorated with various international prizes, which highlight its architectural merits, esthetics, operative functionality and services.